Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of DaVita Inc. (the “Company”). The Offer (as defined below) is made solely by the Offer to Purchase, dated July 22, 2019, and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The information contained or referred to therein is incorporated herein by reference. The Offer is not being made to, nor will tenders be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. If the Company becomes aware of any such jurisdiction where the making of the Offer or the acceptance of shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the shareholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Manager (as defined below), or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

DaVita Inc.

Notice of Offer to Purchase for Cash

Shares of its Common Stock

for an Aggregate Purchase Price of no More Than $1.2 Billion

At a Purchase Price Not Less Than $53.50 Per Share and

Not More Than $61.50 per Share

DaVita Inc., a Delaware corporation (the “Company”), is offering to purchase for cash shares (the “shares”) of its common stock, par value $0.001 per share (the “common stock”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $53.50 and not more than $61.50 per share (“Auction Tenders”), or (ii) purchase price tenders (“Purchase Price Tenders”), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated July 22, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”). The Company is offering to purchase shares having an aggregate Purchase Price of no more than $1.2 billion.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON AUGUST 16, 2019, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”) OR OTHERWISE TERMINATED.

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to a number of other terms and conditions specified in the Offer to Purchase, including the Financing Condition (as defined in the Offer to Purchase).

The Company’s Board of Directors has authorized the Offer. However, none of the Company, the Company’s Board of Directors, the Dealer Manager, the Depositary (as defined below) or the Information Agent (as defined below) makes any recommendation to the Company’s shareholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which shareholders may choose to tender their shares. The Company has not authorized any person to make any such recommendation. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, shareholders should read carefully the information in, or incorporated by reference into, the Offer to Purchase and in the related Letter of Transmittal, including the purposes and effects of the Offer. Shareholders are urged to discuss their decision with their tax advisors, financial advisors and/or brokers.

The Company’s Board of Directors determined that it is in the Company’s and its stockholders’ best interests to repurchase shares of its common stock pursuant to the Company’s share repurchase program, and the Company’s management believes that, at this time, the Offer is a prudent use of financial resources and an effective way to provide value to shareholders. The modified “Dutch auction” tender offer set forth in the Offer to Purchase is a mechanism that will provide shareholders with the opportunity to tender all or a portion of their shares and thereby receive a return of some or all of their investment if they so elect. Conversely, the Offer also affords shareholders the option not to participate and, thereby, to increase their relative percentage interest in the Company if the Offer is consummated.

In accordance with the instructions to the Letter of Transmittal, shareholders desiring to tender shares must specify (1) whether shares are tendered pursuant to an Auction Tender or a Purchase Price Tender and (2) if an Auction Tender is made, the price, not less than $53.50 and not more than $61.50 per share (in increments of $0.25), at which they are willing to tender their shares to the Company in the Offer. After the Expiration Time, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per share (the “Purchase Price”), which will be not less than $53.50 and not more than $61.50 per share, that it will pay for all shares purchased in the Offer, taking into account the number of shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by shareholders tendering shares pursuant to Auction Tenders. Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $53.50 per share (which is the minimum price per share under the Offer) for purposes of determining the Purchase Price. Shareholders who validly tender shares without specifying whether they are making an Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender. The Purchase Price will be the lowest price per share of not less than $53.50 and not more than $61.50 per share that will enable the Company to purchase the maximum number of shares validly tendered pursuant to the Offer and not validly withdrawn having an aggregate Purchase Price not exceeding $1.2 billion. Shares validly tendered pursuant to an Auction Tender will not be purchased if the Purchase Price determined by the Company for the shares is less than the price selected by the shareholder. All shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a lower price. Any shareholder who wishes to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are being tendered. The same shares cannot be tendered at more than one price, unless previously and validly withdrawn, as described in the Offer to Purchase.

As of July 19, 2019, the Company had 160,258,708 shares of common stock issued and outstanding. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $53.50 per share, the minimum price per share pursuant to the Offer, the Company would purchase 22,429,906 shares pursuant to the Offer, which would represent approximately 14.0% of the Company’s outstanding common stock as of July 19, 2019. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $61.50 per share, the maximum price per share pursuant to the Offer, the Company would purchase 19,512,195 shares pursuant to the Offer, which would represent approximately 12.2% of the Company’s outstanding common stock as of July 19, 2019.

If the conditions to the Offer have been satisfied or waived and shares validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an aggregate Purchase Price of more than $1.2 billion, the Company will purchase shares in the following order of priority:

•

First, all shares owned in “odd lots” (less than 100 shares) that have been validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time), as indicated by completing the section entitled “Odd Lots” in the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and, if applicable, in the Notice of Guaranteed Delivery;

•

Second, all other tendered shares (other than conditionally tendered shares for which the condition was not satisfied) validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time), on a pro rata basis if necessary, with appropriate adjustments to avoid the purchase of fractional shares, until the Company has purchased shares resulting in an aggregate Purchase Price of $1.2 billion; and

•

Third, only if necessary to permit the Company to purchase shares resulting in an aggregate Purchase Price of $1.2 billion, shares validly conditionally tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time) for which the condition was not initially satisfied, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have validly tendered and not validly withdrawn all of their shares prior to the Expiration Time.

If any tendered shares are not purchased, or if less than all shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the valid withdrawal of the shares, or, in the case of shares tendered by book-entry transfer at DTC (as defined in the Offer to Purchase), the shares will be credited to the appropriate account maintained by the tendering shareholder at DTC, in each case at the Company’s expense.

Shareholders wishing to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Shareholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Time, or who are unable to make delivery of all required documents to the Depositary prior to the Expiration Time, may tender their shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery.

If proration of tendered shares is required, the Company will determine the proration factor promptly following the Expiration Time.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, shares that are validly tendered at or below the Purchase Price and not validly withdrawn, only when, as and if the Company gives oral or written notice to Computershare Inc. and its wholly owned subsidiary, Computershare Trust Company, N.A. (the “Depositary”) of its acceptance of the shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the Purchase Price per share for all of the shares accepted for payment pursuant to the Offer promptly after the Expiration Time, taking into account any time necessary to determine any proration, but only after timely receipt by the Depositary of (1) certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at DTC, (2) a validly completed and duly executed Letter of Transmittal including any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase), and (3) any other required documents.

The Company expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the conditions to the Offer set forth in Section 7 of the Offer to Purchase have occurred or are deemed by the Company to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled Expiration Time. In the event of an extension, the term “Expiration Time” will refer to the latest time and date at which the Offer, as extended by the Company, will expire. During any such extension, all shares previously tendered and not validly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s shares.

In accordance with the rules of the Securities and Exchange Commission, in the event that shares having an aggregate Purchase Price of more than $1.2 billion are validly tendered at or below the Purchase Price, the Company may, at its option, accept for payment an additional number of shares of common stock not to exceed 2% of the total number of shares of common stock (exclusive of any shares of common stock held by or for the Company’s account or by or for the account of any of the Company’s subsidiaries) outstanding without extending the Expiration Time. Unless otherwise expressly stated, information in the Offer to Purchase assumes that no such additional shares of common stock will be purchased. The Company also expressly reserves the right, in its sole discretion, to amend the Offer to purchase additional shares, subject to applicable law.

The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for, subject to applicable law, or to postpone payment for shares, upon the occurrence of any of the conditions to the Offer specified in Section 7 of the Offer to Purchase, including the Financing Condition, by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. The Company’s reservation of the right to delay payment for shares that it has accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that the Company must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer.

Shares tendered in the Offer may be withdrawn at any time prior to the Expiration Time. In addition, unless the Company has already accepted such tendered shares for payment, shareholders may withdraw their tendered shares at any time after 12:00 midnight, New York City time, at the end of the day on September 16, 2019. Except as otherwise provided in the Offer to Purchase, tenders of shares pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written or facsimile notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase, and any notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn, the price at which such shares were tendered, if an Auction Tender is being withdrawn, and the name of the registered holder of the shares to be withdrawn, if different from the person who tendered the shares. A shareholder who has tendered shares at more than one price must complete a separate notice of withdrawal for shares tendered at each price. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the tendering shareholder also must submit the serial numbers shown on those particular certificates for shares to be withdrawn and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those shares, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares have been tendered pursuant to the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures.

All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by the Company, in its sole discretion, and will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. The Company reserves the absolute right to waive any defect or irregularity in the notice of withdrawal or method of withdrawal of shares by any shareholder, whether or not the Company waives similar defects or irregularities in the case of any other shareholder. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any such notice.

Generally, U.S. shareholders will be subject to U.S. federal income taxation when they receive cash from the Company in exchange for the shares they tender. Their receipt of cash for tendered shares will generally be treated either as (1) a sale or exchange eligible for gain or loss treatment if certain requirements (described in Section 15 of the Offer to Purchase) are satisfied or (2) a distribution in respect of stock from the Company if those requirements (described in Section 15 of the Offer to Purchase) are not satisfied. All shareholders should read carefully the Offer to Purchase for additional information regarding certain tax issues and should consult their own tax advisor regarding the tax consequences of the Offer.

The Offer to Purchase and the Letter of Transmittal contain important information that shareholders should read carefully before they make any decision with respect to the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Questions and requests for assistance may be directed to Georgeson LLC, the information agent for the Offer (the “Information Agent”), or to Credit Suisse Securities (USA) LLC, the dealer manager for the Offer (the “Dealer Manager”), at their respective telephone numbers and addresses set forth below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer is:

By First Class Mail:	By Mail, or Overnight Courier:
Computershare	Computershare
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O. Box 43011	150 Royall Street, Suite V
Providence, RI 02940-3011	Canton, MA 02021

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

1290 Avenue of the Americas, 9th Floor	Eleven Madison Avenue
New York, NY 10104	New York, NY 10010
Toll-Free (888) 206-5896	Toll-Free: (800) 318-8219

July 22, 2019

New York Times — 7.65” x 21”